FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2003

Commission File Number 333-7182-01


                                    CEZ, a.s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a.s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Notice of the Obligation to Make a Tender Offer to Shareholders of VCE a ZCE
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CEZ, a.s., reports that on July 5, 2003, as a result of exceeding the threshold of three quarters of voting rights, CEZ, a.s. became obliged to make a tender offer to the shareholders of the target company, Vychodoceska energetika, a.s.
(VCE), with its registered office at Sladkovskeho 215, 501 03 Hradec Kralove, Identification No.: 60108720, and to the shareholders of the target company, Zapadoceska energetika, a.s., (ZCE) with its registered office at Guldenerova 19, 303 28 Plzen, Identification No.: 49790463.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CEZ, a.s.
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                                                   (Registrant)


Date: July 11, 2003


                                            By:  /s/ Libuse Latalova
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                                                  Libuse Latalova
                                            Head of Finance Administration